

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

January 9, 2013

<u>Via E-mail</u>
Serge C.P. Belamant
Chief Executive Officer and Chairman of the Board
Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196
South Africa

> **Re:** **Net 1 UEPS Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed August 23, 2012**
> **File No. 0-31203**

Dear Mr. Belamant:

      We refer you to our comment letter dated December 4, 2012, regarding business contacts with Cuba and Iran. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Cecilia Blye

      Cecilia Blye, Chief
      Office of Global Security Risk

cc:    Todd Schiffman
       Assistant Director
       Division of Corporation Finance